Mail Stop 6010

December 6, 2006

Mr. Stuart Michelson
Chief Financial Officer
Surgilight, Inc.
12001 Science Drive, Suite 140
Orlando, Florida 32826

> **Re: Surgilight, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2004**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Forms 10-QSB for the Quarters Ended March 31, 2006, June 30, 2006, and**
> **   September 30, 2006**
> **File No. 000-24897**

Dear Mr. Michelson:

We have completed our review of your Form 10-KSB and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant